UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-40010

Pharvaris N.V.

(Translation of registrant’s name into English)

Emmy Noetherweg 2

2333 BK Leiden

The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

PHARVARIS N.V.

Amendment to License Agreement

On September 20, 2024, Pharvaris N.V. (the “Company”) entered into an amendment (the “Amendment”) to the March 31, 2016 license agreement (the “AnalytiCon License”) with AnalytiCon Discovery GmbH (“AnalytiCon”) pursuant to which the Company acquired a worldwide, exclusive royalty-bearing license to use a certain proprietary substance class of bradykinin-B2-receptor antagonists with the potential of oral activity, for the purpose of developing, manufacturing and marketing compounds on a global basis for the treatment of, among others, hereditary angioedema. Certain rights associated with deucrictibant, PHVS416 and PHVS719 are subject to the AnalytiCon License.

The Amendment clarifies the scope of products upon which the Company will be required to pay a royalty, namely, any licensed product containing a compound within the scope of the Markush general formula (I) of claim 1 of US Patent No. 10,836,748. Each of deucrictibant, PHVS416 and PHVS719 is a royalty-bearing product.

The foregoing description of the Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amendment, a copy of which is filed as Exhibit 99.1 to this Report on Form 6-K and which is incorporated herein by reference. The information included in this Form 6-K (including Exhibit 99.1) is hereby incorporated by reference into the Company’s registration statements on Form F-3 (Registration Numbers 333-278650, 333-277705 and 333-273757) and Form S-8 (Registration Number 333-252897).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARVARIS N.V.

Date: September 23, 2024	By:	/s/ Berndt Modig
	Name:	Berndt Modig
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1

Amendment 2, between Pharvaris Netherlands B.V. and AnalytiCon Discovery GmbH dated as of September 20, 2024, to the License Agreement between Pharvaris B.V. and AnalytiCon Discovery GmbH dated as of March 31, 2016.